AB 12/2

09042871

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
DEC 01 2009
Washington, DC
110

SEC FILE NUMBER
8-27639

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/2008** (mm/dd/yy) AND ENDING **9/30/2009** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caldwell Securities, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Liberty Ship Way #3200
(No. and Street)

Sausalito	**CA**	**94965**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Helmer **415-367-4980**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 12/11

OATH OR AFFIRMATION

I, **John C. Helmer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Caldwell Securities, Incorporated**, as of **9/30/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chairman

Title

Notary Public

DANA ORLANDO
COMM. # 1784290
NOTARY PUBLIC-CALIFORNIA
SONOMA COUNTY
MY COMM. EXP. DEC. 9, 2011

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Caldwell Securities, Incorporated

Annual Audit Report

September 30, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Caldwell Securities, Incorporated
September 30, 2009

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

To the Board of Directors
Caldwell Securities, Incorporated

We have audited the accompanying statement of financial condition of Caldwell Securities, Incorporated (the Company) as of September 30, 2009 and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell Securities, Incorporated at September 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

November 20, 2009

Caldwell Securities, Incorporated

Statement of Financial Condition

September 30, 2009

Assets	
Cash and cash equivalents	$ 9,188
Due from clearing broker	22,247
Accounts receivable	333
Secured demand note	120,000
Prepaid expenses and other assets	3,825
Property and equipment, net of	
$31,695 accumulated depreciation	23,165
Total Assets	$ 178,758
Liabilities and Stockholders' Equity	
Accounts payable and accrued liabilities	$ 3,896
Commitments, Contingencies and Guarantees	
Subordinated borrowings	120,000
Stockholders' Equity	
Common stock (no par value; 10,000 shares authorized; 100 shares issued and outstanding	1,000
Additional paid in capital	5,000
Retained earnings	48,862
Total Stockholders' Equity	54,862
Total Liabilities and Stockholders' Equity	$ 178,758

See independent auditors' report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Income

For the Year Ended September 30, 2009

Revenue	
Investment advisory fees	$ 425,895
Commission revenue	4,836
Interest, dividend and other income	1,925
Total Revenue	432,656
Operating Expenses	
Compensation	300,878
Information services	25,469
Rent	20,388
Dues and subscriptions	18,843
Promotion	12,755
Travel	9,404
Depreciation	5,869
Professional fees	4,606
Operating expenses	30,543
Total Operating Expenses	428,755
Income before Income Taxes	3,901
Income taxes	1,954
Net Income	$ 1,947

See independent auditors' report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Changes in Stockholders' Equity

For the Year Ended September 30, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
September 30, 2008	$ 1,000	$ 5,000	$ 46,915	$ 52,915
Net income	-	-	1,947	1,947
September 30, 2009	$ 1,000	$ 5,000	$ 48,862	$ 54,862

See independent auditors' report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Cash Flows

For the Year Ended September 30, 2009

Cash Flows from Operating Activities:		
Net income for the period	$	1,947
Depreciation		5,869
(Increase) decrease in:		
Due from clearing broker		12,105
Accounts receivable		(161)
Prepaid expenses and other assets		326
Loans to stockholders		5,942
Increase (decrease) in:		
Accounts payable		(1,623)
Accrued payroll		(15,344)
Income tax payable		(622)
Net Cash Provided by Operating Activities		8,439
Cash Flows from Investing Activities:		
Purchases of equipment		(2,497)
Net Cash Used in Investing Activities		(2,497)
Increase in cash and cash equivalents		5,942
Cash and cash equivalents at beginning of period		3,246
Cash and Cash Equivalents at End of Period	$	9,188
Supplemental data:		
Taxes paid		3,074

See independent auditors' report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

September 30, 2009

Subordinated liabilities at September 30, 2008	$	120,000
Subordinated liabilities at September 30, 2009		120,000
Change in subordinated liabilities	$	-

See independent auditors' report and accompanying notes.

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2009

1. Organization

Caldwell Securities, Incorporated (the "Company") was incorporated on February 16, 1982 and began operations on June 1, 1982 and is currently located in Sausalito, California. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and clears its securities transactions through its correspondent broker, Wedbush Morgan Securities, Inc. The Company's primary source of revenue is providing fee-based investment advisory services to customers in northern California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. Significant Accounting Policies

Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation. Cash equivalents and short-term investments are stated at cost which approximates market value.

Property and Equipment

Property, plant and equipment is carried at cost. Depreciation is calculated using the straight-line method and declining balance method over the estimated useful life of 5 years.

Accounts Receivable

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

2. Significant Accounting Policies (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. Income Taxes

Income tax expense shown in the accompanying statement of income consists of current Federal and California taxes of $1,154 and $800 respectively. Deferred tax assets and liabilities of the Company were not significant at September 30, 2009.

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a Loss Contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2009, the Company's net capital was $147,872 which exceeded the requirement by $47,872.

5. Related Party Transactions

Subordinated Borrowing

The Company has a $120,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the FINRA. The non-interest bearing note expires on January 31, 2017, and is secured by various securities with a market value of $265,792 at September 30, 2009. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2009

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Subsequent Events

The Company has evaluated subsequent events through November 20, 2009, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Caldwell Securities, Incorporated

Schedule I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

As of September 30, 2009

Net Capital	
Total stockholders' equity	$ 54,862
Liabilities subordinated to claims of general creditors allowed in this computation	120,000
Less: Non-allowable assets	
Prepaid expenses and other assets	3,825
Property, plant and equipment, net	23,165
Total Non-allowable Assets	26,990
Net Capital	$ 147,872
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $3,896 or $100,000 whichever is greater	100,000
Excess Net Capital	$ 47,872

Reconciliation with Company's Net Capital Computation

(included in Part II of Form X-17A-5 as of September 30, 2009

Net capital, as reported in Company's Part II of Form X-17A-5 as of September 30, 2009	$ 147,749
Increase in stockholders' equity	621
Increase in non-allowable assets	(498)
Net Capital Per Above Computation	$ 147,872

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended September 30, 2009, and this report does not affect our report thereon dated November 20, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

St Witt + Associates

November 20, 2009